PROSPECTUS SUPPLEMENT DATED MAY 28, 1998                   Rule 424(b)(3)
(To the Prospectus dated October 6, 1997)                  File No. 333-36353


                                864,863 Shares

                            FRENCH FRAGRANCES, INC.

                                 Common Stock

                           _________________________

For a discussion of certain material factors that should be considered in connection with an investment in the Shares, see "Risk Factors" commencing on page 3 of the Prospectus.
                           _________________________

                              RECENT DEVELOPMENTS

     Acquisition of the Assets of J.P. Fragrances, Inc.; Senior Note Offering. In March 1998, the Company consummated the acquisition (the "JPF Acquisition") of certain assets of J.P. Fragrances, Inc. ("JPF"), a distributor of prestige fragrance products, including inventory, returns, contract rights, accounts receivable, books and records, fixed assets (including office and warehouse furniture and equipment), claims, intangible rights (including non-compete agreements) and goodwill (collectively, the "Acquired Assets"). The Company also assumed approximately $10.6 million of certain trade and other payables of JPF. In addition to the assumption of the payables, the purchase price for the Acquired Assets consisted of approximately $37.3 million in cash and a subordinated debenture of $3 million (the "Debenture"). The cash portion of the purchase price was financed from available cash from operations and the Company's revolving credit facility (the "Credit Facility") with Fleet National Bank ("Fleet"). The Debenture is non-interest bearing, with the principal amount being payable in three equal annual installments if, and only if, certain conditions relating to the fragrance business of JPF (the "JPF Business") are achieved by the Company, including achieving certain gross
profit thresholds from the JPF Business.   As a result of the JPF Acquisition,
the Company acquired approximately $30.4 million of inventory, $12.1 million of accounts receivable, $263,000 of fixed assets and contract rights, intangible rights (including non-compete agreements) and goodwill of approximately $8.2 million.

     In April 1998, the Company consummated the private placement under Rule 144A (the "Note Offering") pursuant to the Securities Act of 1933, as amended, of $40 million principal amount of 10-3/8% Senior Notes due 2007, Series C (the "Series C Senior Notes"). The Series C Senior Notes were sold at 106.5% of their principal amount and have substantially similar terms to the Company's existing 10-3/8% Senior Notes due 2007, Series B (the "Series B Senior Notes"), which the Company issued in May 1997. The net proceeds of approximately $41.4 million from the sale of the Notes were used to repay outstanding borrowings under the Credit Facility and other indebtedness to Fleet, which were used for the JPF Acquisition, as well as for working capital purposes. The Series C Senior Notes have not be registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Series C Senior Notes are expected to be exchanged for Series D Senior Notes containing identical terms which will be registered under the Act. The exchange offer will be made only by means of a prospectus.

     The Indenture pursuant to which the Series C Senior Notes (and the Series D Senior Notes following their exchange for the Series C Senior Notes) were issued (the "Indenture") provides that such notes will be senior unsecured obligations of the Company and will rank senior in payment to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all existing and future senior indebtedness of the Company, including indebtedness under the Credit Facility and the Series B Senior Notes. The Indenture generally limits the ability of the Company to (i) incur additional indebtedness, (ii) pay any dividend or make any distribution on account of its capital stock or other equity interest, (iii) purchase or redeem any capital stock or equity interest of the Company, (iv) make any principal payment, purchase or redeem subordinated indebtedness except at scheduled maturities, or (v) make certain investments; in each case subject to the satisfaction of a fixed charge coverage ratio and, in certain cases, also a net income test. In addition, the Indenture generally limits the ability of the Company to create liens, merge or transfer or sell assets. The Indenture also provides that the holders of the Series C Senior Notes (and the Series D Senior Notes) have the option to require the Company to repurchase their notes in the event there is a change of control in the Company (as defined in the Indenture).

     Changes in Management. On February 25, 1998, the Board of Directors of the Company appointed E. Scott Beattie to serve in the capacity of President and Chief Executive Officer of the Company. Rafael Kravec remained in the role of Chairman of the Board of the Company. Mr. Beattie had been serving as President and Chief Operating Officer of the Company since April 1997. From November 1995 until April 1997, Mr. Beattie served as Vice Chairman of the Board of the Company. From September 1989 until September 1997, Mr. Beattie served as President of E.S.B. Consultants, Inc. ("ESB"), a financial management and consulting firm that until September 1997 was controlled by Mr. Beattie. In addition, Mr. Beattie has served as Executive Vice President of Bedford Capital Corporation ("Bedford"), a Toronto, Canada based firm that is engaged in the business of providing merchant banking services through two private pools of capital to middle-market companies, since March 1995 and as Vice President of Bedford from September 1989 to March 1995. From 1992 until 1997, both ESB and Bedford provided financial advisory services to the Company in exchange for consulting fees. Mr. Beattie is a director of Cash Converters, Inc., a specialty retailer, and Janna Systems, Inc., an applications software company.

     Selling Shareholders. The table of Selling Shareholders set forth on page 8 of the Prospectus dated October 6, 1997 is updated as follows:

                              Shares           Number          Shares               Percent of
                              Beneficially     of Shares       Beneficially         Class Owned
                              Owned Prior To   Being Offered   Owned After          After
Name                          This Offering    For Sale (1)    This Offering (1)    Offering (1)
1003749 Ontario, Inc.              47,418           8,835            38,583              *
Alexander, John                     4,742             883             3,859              *
Apex Investment Fund
 Limited                           35,834           8,835            26,999              *
Atkinson, Robert                   12,242             883            11,359              *
Atkinson, William                  14,227           2,650            11,577              *
B No. 1, Inc.                      18,499          18,499                 0              0
Bedford Capital Financial
 Corp. (2)                        713,251          55,072           658,179             4.6
Bernhard, Jorge                     7,114           1,325             5,789              *
Blumberg, Steven (4)                7,125           7,125                 0              0
Cairn Capital, Inc.                18,499          18,499                 0              0
Canada Decal, Ltd.                  4,742             883             3,859              *
Canmerge Consultants
 Limited                          189,552          15,144           174,408             1.2
Carisle, Donald                     4,742             883             3,859              *
Cola Capital Corporation           47,418           8,835            38,583              *
Compagnie d'Assurance du
 Quebec                            28,455           5,301            23,154              *
Connor, Gerald                     79,307          18,084            61,223              *
de Lucia, Marie (4)                17,250          13,250             4,000              0
Devonshire Trust (3)              260,794          25,114           235,680             1.6
Ennis, Edith                       47,418           8,835            38,583              *
First Marathon Capital Corp.       65,917          27,334            38,583              *
Friedman, Jack                      2,371             442             1,929              *
Guernroy Limited                   23,712           4,417            19,295              *
Heckman, Julia (4)                 15,125          15,125                 0              0
Imperial Life Assurance
 Company of Canada                 27,748          27,748                 0              0
Jalger Limited                     47,418           8,835            35,583              *
James Wallace McCutcheon
 Foundation                        11,721          11,721                 0              0
John & Anne Clark Family Trust      4,417           4,417                 0              0
MacDonald, Cameron                  4,742             883             3,859              *
Marbe Consultants, Inc.             8,835           8,835                 0              0
McCutcheon, Douglas                75,131          20,030            55,101              *
Merchant Private Ltd.              36,983          36,983                 0              0
Morgan Trust Company of the
 Bahamas                            8,835           8,835                 0              0
National Trust Company Van
 P16789 000 01                    111,395          27,334            84,061              *
North Simcoe Investments
 Limited                           86,357           8,835            77,522              *
Peller Holdings, Inc.              58,499          18,499            40,000              *
R&R Partnership                    27,334          27,334                 0              0
Rabenou, Kameron K. (4)             5,125           5,125                 0              0
Rakusin, Bryan                      4,742             883             3,859              *
Randall, Robin                      4,742             883             3,859              *
Rodman & Renshaw, Inc. (4)         40,625          40,625                 0              0
Royal Insurance Company of
 Canada                           165,973          30,921           135,052              *
Sanders Morris Mundy, Inc. (4)     81,250          81,250                 0              0
Tayhold Corp.                      47,418           8,835            38,583              *
The GAN Company of Canada
 Limited                           27,334          27,334                 0              0
The Manufacturers Life
  Insurance Company               203,037          81,156           121,881              *
Trustees of Royal Insurance
 Company of Canada                 42,675           7,951            34,724              *
Trustees of K&K Trust             133,931          23,265           110,666              *
Trustees of Wilshire Trust         91,565          23,007            68,558              *
Velden, Peter Van Der              17,391           2,591            14,800              *
Ward, Fred                         38,594           4,625            33,969              *
Weldon, David & Heaslip,
 William                           37,415           8,835            28,580              *
Wijler Holding NV                  47,418           8,835            38,583              *
Beattie, E. Scott(5)(6)           857,176           4,285           852,891             5.9
Garcia, Rene(5)(7)              1,026,772           3,220         1,023,552             6.9
Goslin, Gretchen(5)(8)             67,856           3,220            64,636              *
Marina, Oscar(5)(9)                33,189           3,222            29,967              *
Mueller, William J.(5)(10)         71,620           3,220            68,400              *
Dovgin, Steve(5)(11)               21,905           1,905            20,000              *
Gilfarb, Joseph(5)(12)             49,505           1,905            47,600              *
Katz, Allan H.(5)(11)              35,238           1,905            33,333              *
Kravec, Saul(5)(13)                47,505           1,905            45,600              *
Oberlender, Brian(5)(14)            5,239           1,905             3,334              *
Koprowski, Marion(5)(11)            6,284             950             5,334              *
Gonen, Avi(5)(15)                   7,142             475             6,667              *
Gruskin, Scott(5)(16)                 475             475                 0              *
Haber, Martha(5)(11)               13,808             475            13,333              *
Karnegis, Anthony(5)(17)           17,942             475            17,467              *
Mazzotta, Mary Beth(5)(18)          8,808             475             8,333              *
Price, Alan(5)(19)                  4,642             475             4,167              *
Yanero, Joseph(5)(20)               2,142             475             1,667              *
Davis, John L. (5)(21)                475             475                 0              0
Garcia, Roque A.(5)(22)               190             190                 0              0
Patti, David(5)(23)                   190             190                 0              0
Rattner, David(5)(24)                 190             190                 0              0
Young, Rob(5)                         190             190                 0              0
                                ---------         -------         ---------
Totals                          5,442,887         864,863         4,578,024
                                =========         =======         =========
--------------------

*     Less than one percent of the outstanding Common Stock
(1)   Assumes all Shares being registered will be sold.
(2) Bedford Capital Financial Corporation ("BCFC") is a publicly-traded company which is listed on the Toronto Stock Exchange and has its principal office in the Bahamas. E. Scott Beattie, President and a director of the Company, and J. W. Nevil Thomas and Richard C. W. Mauran, who are directors of the Company, are directors and shareholders of BCFC. BCFC has requested to join in this registration because it intends to distribute its assets to all of its shareholders this year.
(3)   Devonshire Trust is a trust of which Mr. Mauran is a trustee.
(4) Shares offered for sale relate to shares of Common Stock issuable upon the exercise of the Warrants.
(5) Shares were received from an allocation made by the Compensation Committe of the Board of Directors of the Company (the "Compensation Committee") from the Company's bonus pool (the "Bonus Pool"). The Bonus Pool is funded from 6% of the pre-tax profit of the Company and is allocated by the Compensation Committee among management and other personnel of the Company (including persons providing services to the Company) who have assisted, the Company. The Board of Directors authorized the Company to acquire 32,202 shares of the Company's Series C Convertible Preferred from Workers' Compensation Board utilizing funds from the Bonus Pool for disbursement at the discretion of by the Compensation Committee.
(6) Mr. Beattie has been President of the Company since April 1997, Chief Executive Officer of the Company since February 1998 and a director of the Company since 1992. ESB, a company which was controlled by Mr. Beattie until September 1997, was a consultant to the Company from July 1992 until September 1997. In addition, Bedford, a company of which Mr. Beattie is an executive officer, was a consultant to the Company from July 1992 until April 1997. Mr. Beattie disclaims beneficial ownership
      of 64,201 shares of Common Stock which are owned by ESB.   See "Recent
      Developments-Changes in Management."
(7) Mr. Garcia has been a consultant to the Company since May 1996. The shares include 1,022,727 shares of Common Stock issuable upon the exercise of warrants which were issued to Fragrance Marketing Group, Inc. ("FMG"), a company which is controlled by Mr. Garcia, in connection with the acquisition by the Company of certain assets of FMG in May 1996.
(8)   Ms. Goslin has been Vice President - Marketing of the Company since May
      1993.
(9) Mr. Marina has been Vice President, General Counsel and Secretary of the Company since March 1996.
(10) Mr. Mueller has been Vice President - Operations, Chief Financial Officer and Treasurer of the Company since April 1993.
(11) Messrs. Dovgin, Katz, Koprowski and Haber have been Vice President - Sales of the Company since May 1996.
(12) Mr. Gilfarb has been Vice President - Sales of the Company since December 1992.
(13) Mr. Kravec has been Vice President - Sales of the Company since March 1996 and Vice President and General Counsel of the Company from July 1992 to March 1996.
(14) Mr. Oberlender has been Vice President - Sales of the Company since August 1997 and a sales employee from 1992 until 1997.
(15)  Employee of the Company since August 1994.
(16)  Employee of the Company since July 1997.
(17)  Employee of the Company since March 1995.
(18)  Mr. Mazzotta has been Vice President - Sales Administration since
      April 1998 and Director of Sales Administration from May 1996 until April 1, 1998.
(19)  Employee of the Company since May 1993.
(20)  Employee of the Company since May 1995.
(21)  Employee of the Company since August 1996.
(22)  Employee of the Company since September 1997.
(23)  Employee of the Company since October 1997.
(24)  Employee of the Company since March 1994.
                   ___________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.